Exhibit 12

ALTRIA GROUP, INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	For the Years Ended December 31,
	2009	2008	2007	2006	2005
Earnings from continuing operations before income taxes	$4,877	$4,789	$4,678	$4,753	$4,123

Add (deduct):

Equity in net earnings of less than 50% owned affiliates	(601)	(471)	(516)	(466)	(447)

Dividends from less than 50% owned affiliates	254	249	224	193	168

Fixed charges	1,249	529	888	1,613	1,881

Interest capitalized, net of amortization	5	(9)	(5)		5

Earnings available for fixed charges	$5,784	$5,087	$5,269	$6,093	$5,730

Fixed charges:

Interest incurred (A):

Consumer products	$1,210	$451	$697	$1,283	$1,525

Financial services	20	38	54	81	107

	1,230	489	751	1,364	1,632

Portion of rent expense deemed to represent interest factor	19	40	137	249	249

Fixed charges	$1,249	$529	$888	$1,613	$1,881

Ratio of earnings to fixed charges (B)	4.6	9.6	5.9	3.8	3.0

(A)	Altria Group, Inc. includes interest relating to uncertain tax positions in its provision for income taxes, therefore such amounts are not included in fixed charges in the computation.
(B)	Computation includes interest incurred and the portion of rent expense deemed to represent the interest factor from the discontinued operations of Philip Morris International Inc. and Kraft Foods Inc. in fixed charges. Excluding these amounts from fixed charges, the ratio of earnings to fixed charges from continuing operations would have been 12.5, 9.5, 7.6, and 5.7 for the years ended December 31, 2008, 2007, 2006, and 2005, respectively.